







Frank Value Fund

Updated 10/31/2009

Managed by Frank Capital Partners LLC

- Founded in 2003
- Our firm invests in companies we believe are selling at significant discounts to their intrinsic value

Morningstar Rating

As of 10/31/09

★★★★

Mid-cap Blend Category 3yr

Lipper Rating

As of 10/31/09

5 Total Return: 3yr, 5yr, Overall
Consistent Return: 3yr, 5yr, Overall

Multi-cap Core Category

Fund Details

Ticker Symbol	FRNKX
Cusip	352005102
Inception date	July 21, 2004

Minimum Investment

Initial	$1000
Subsequent	$100

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790 or by visiting www.FrankFunds.com. Please read the prospectus carefully before you invest or send money.

FRNKX
S&P 500
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
7/04
7/05
7/06
7/07
7/08
7/09

Growth of a $10,000 investment – Inception to October 31, 2009

FRNKX = $11,771
S&P 500 = $10,452

Average Annual Total Returns*	Frank Value Fund	S&P 500
YTD 10/31/09	37.60%	17.04%
1 Year Ended 10/31/09	29.14%	9.79%
3 Years Ended 10/31/09	-2.08%	-7.02%
5 Years Ended 10/31/09	3.38%	0.33%
Since inception 7/21/04	3.13%	0.84%

Yr End Total Returns*	Frank Value Fund	S&P 500
2008	-39.73%	-37.00%
2007	7.29%	5.50%
2006	16.18%	15.80%
2005	-0.56%	4.91%
2004	14.50%	10.88%

Portfolio Characteristics[1] – As of October 31, 2009

Top Ten Holdings

Wellcare Healthplans	8.6%
Pfizer	7.5%
Cisco Systems	5.4%
Forrest Laboratories	4.9%
Petmed Express	4.8%
J2 Global Communications	4.7%
eBay	4.4%
Microsoft	3.7%
Americredit	3.2%
NBTY	3.1%

Total Number of Holdings: 29

Top Sectors

Pharmaceutical Preparations	18.1%
Hospital & Medical Plans	14.2%
Business Services	8.2%
Computer Comm Equipment	5.4%
Retail Drug Stores	4.8%

Asset Allocation

Equities 95.3%
Cash/other 4.7%

[1] Percentages are based on total portfolio and are subject to change at any time. For informational purposes only and not to be considered a recommendation to purchase or sell any security.

Investment products • Not FDIC insured • No bank guarantee • May lose value

Frank Value Fund

Updated 10/31/2009

Brian Frank

Portfolio Manager and President

Brian Frank has been portfolio manager for the Frank Value Fund since its inception in July of 2004.

After working in private equity, he co-founded Frank Capital Partners in June 2003. Mr. Frank has dual BS degrees from New York University's Stern School of Business. He has a Series 65 license and is personally invested in the Fund.

Mr. Frank has appeared on *The Street.com TV*, and has been featured in articles in *Registered Rep, The Star Ledger*, *TheStreet.com*, and *The Daily Record*.

The Frank Value Fund has three times been awarded as a *Wall Street Journal* Category King in the Multi-cap Core Category.

Investment Objective

- Long-term capital appreciation

Investment Strategy

- The number-one focus of our strategy is: "do not lose money." We are conservative and strive to minimize the downside risks in our investments.
- We apply time-tested value investing principles to areas of the market other funds often overlook.
- Of the few companies that survive our model, even less pass our strict research. We insist on fiscal responsibility, excellent management, a quality business, and a cheap stock price.

Fees

1.5% Total Expense Ratio

Investment Advantages

- Special Situations: We also apply our strategy to special situations such as spin-offs. Due to the complex nature of these transactions, we believe these companies are often mispriced and offer high potential returns.
- Small Fund Size: The size of our Fund and lack of big company administration allows us to be agile and take advantage of value opportunities found in quality companies of all sizes. These companies may not be on the radar of larger money managers whose research is sometimes limited to those firms followed by traditional equity research providers.
- Concentration: We allow more flexibility in the Fund's position sizes for a strict focus on securities we believe to be the most attractive.

* All performance reported after fees. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Performance data quoted represents past performance as of October 31, 2009 and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.FrankFunds.com. Returns include reinvestment of any dividends and capital gain distributions.

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790 or by visiting www.FrankFunds.com. Please read the prospectus carefully before you invest or send money.

Investment products • Non FDIC insured • No bank guarantee • May lose value